UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2026
Commission File Number 1-15242
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:  Form 20-F ☒  Form 40-F ☐
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Explanatory note
Key updates communicated during 1Q 2026
On March 31, 2026, Deutsche Bank AG (“Deutsche Bank”) published the attached Exhibit 99.1, which describes key updates communicated during 1Q 2026.
Deutsche Bank generally publishes its financial results prepared in accordance with International Financial Reporting
Standards (IFRS) as endorsed by the European Union, including application of portfolio fair value hedge accounting for non-
maturing deposits and fixed rate mortgages with pre-payment options (“EU IFRS”, using the “EU carve-out”). Fair value hedge accounting under the EU carve-out is employed to minimize the accounting exposure to both positive and negative moves in interest rates in each tenor bucket thereby reducing the volatility of reported revenue from Treasury activities. In addition, Deutsche Bank’s financial targets and capital objectives are based on its financial results prepared in accordance with EU IFRS. Exhibit 99.4 hereto presents financial information using EU IFRS.
For U.S. reporting purposes, Deutsche Bank also prepare versions of certain of its financial reports in accordance with IFRS as issued by the International Accounting Standards Board (IASB), which does not permit use of the EU carve-out (“IASB
IFRS”), but which is otherwise the same as EU IFRS. For example, Deutsche Bank’s 2024 Annual Report on Form 20-F has been prepared using IASB IFRS, and the impact of the EU carve-out is described in Note 1, “Material accounting policies and critical accounting estimates – Basis of accounting – EU carve-out” to the consolidated financial statements contained therein.
This Report on Form 6-K and Exhibit 99.1 hereto are hereby incorporated by reference into Registration Statement No.
333-278331 of Deutsche Bank AG.
Exhibits
Exhibit 99.1 Key updates communicated during 1Q 2026, March 31, 2026 (EU IFRS).
Forward-looking statements contain risks
This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts;
they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-
looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our
2025 Annual Report on Form 20-F filed with the SEC, under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.
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Use of Non-GAAP Financial Measures
This document and other documents Deutsche Bank has published or may publish contain non-GAAP financial measures.
Non-GAAP financial measures are measures of its historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in its financial statements. Examples of its non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
Net interest in the key banking book segments	Net interest income
Revenues on a currency-adjusted basis	Net revenues
Costs on a currency-adjusted basis	Noninterest expenses
Net assets (adjusted)	Total assets
Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)
Post-tax return on average tangible shareholders’ equity (based on Profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon)	Post-tax return on average shareholders’ equity
Tangible book value per basic share outstanding, Book value per basic share outstanding	Book value per share outstanding
For descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable financial measures under IFRS, please refer to the sections “Supplementary Information (Unaudited): Non-GAAP Financial
Measures” of the non-SEC Annual Report 2025 and the SEC Annual Report 2025.
When used with respect to future periods, non-GAAP financial measures used by Deutsche Bank are also forward-looking statements. Deutsche Bank cannot predict or quantify the levels of the most directly comparable financial measures under
IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.
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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Deutsche Bank Aktiengesellschaft
Date:March 31, 2026

By:	_/s/ Andrea Schriber____________
Name:	Andrea Schriber
Title:	Managing Director

By:	_/s/ Joseph C. Kopec____________
Name:	Joseph C. Kopec
Title:	Managing Director and Senior Counsel